NEWS RELEASE

Pan American Silver joins Voluntary Principles on Security and Human Rights
Vancouver, B.C. - May 31, 2022 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) ("Pan American" or the "Company") is pleased to announce that it has officially been confirmed as a signatory to the Voluntary Principles ("VPs") on Security and Human Rights. The VPs are a set of guidelines by which companies in the extractive sector can maintain the safety and security of their operations while ensuring respect for human rights and fundamental freedoms.
Since late 2020, Pan American has been implementing the VPs at all its operations, including the Escobal site in Guatemala that is on care and maintenance. As of January 2022, all of the Company's operations were compliant with the VPs on Security and Human Rights. Training and audits will be performed on an annual basis and progress reported upon in Pan American’s annual sustainability report.
“Pan American has always been committed to sustainable corporate practices and social responsibility,” said Michael Steinmann, President and CEO. “Implementing standards, such as the VPs on Security and Human Rights, provides assurance to our stakeholders that our practices are aligned with global best practices.”
“We welcome this opportunity to be part of a constructive dialogue on industry challenges and the future of security and human rights in the extractive sector,” said Brent Bergeron, Senior Vice President of Corporate Affairs and Sustainability. “Pan American’s admission by government, NGOs and corporate participants to the VPs reinforces our strong commitment to implement and advance these important human rights principles.”
Pan American is also pleased to announce that it has been accepted as Observers of the International Code of Conduct Association ("ICoCA") for Security Providers. Pan American has requested that all our contracted security providers qualify as a member of good standing of ICoCA, and the Observer status allows us to monitor the implementation of procedures and practices by our contracted security providers to comply with ICoCA’s International Code of Conduct. Pan American's Communities and Sustainable Development Committee of the Board of Directors regularly reviews security matters, incidents, and activities across the Company.
For further information on Pan American's efforts and performance in the areas of environment, social and governance, please see our 2021 Sustainability Report at panamericansilver.com. Pan American is also planning to host its annual ESG call on September 22, 2022 at 11:00 am ET (8:00 am PT). Further details will be provided closer to the date.
About Pan American Silver
Pan American owns and operates silver and gold mines located in Mexico, Peru, Canada, Argentina and Bolivia. We also own the Escobal mine in Guatemala that is currently not operating. Pan American provides enhanced exposure to silver through a large base of silver reserves and resources, as well as major catalysts to grow silver production. We have a 28-year history of operating in Latin America, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com.
For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

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